Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(Unaudited - expressed in Canadian dollars)

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2016 and DECEMBER 31, 2015
(Unaudited - expressed in Canadian dollars unless otherwise noted)

	September 30,	December 31,
	2016	2015

ASSETS

Current
Cash and cash equivalents	$36,323,320	$683,608
Accounts and other receivables (Note 10)	1,364,509	368,502
Prepaid expenditures	530,482	213,512
Marketable securities (Note 11)	6,543,827	8,830
Total current assets	44,762,138	1,274,452

Non-current
Mineral properties (Note 12)	226,591,142	107,592,331
Equipment	545,467	70,437
Reclamation deposit	115,474	115,215
Other receivables (Note 10)	765,312	138,166
Deferred acquisition costs	-	77,913
Total non-current assets	228,017,395	107,994,062

TOTAL ASSETS	$272,779,533	$109,268,514

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 13)	$1,043,594	$2,840,492
Loans payable (Note 14)	665,710	1,560,073
Debenture liability	-	307,562
Total current liabilities	1,709,304	4,708,127

Non-current
Debenture liability (Note 15)	2,106,371	-
Total liabilities	3,815,675	4,708,127

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	262,236,588	104,895,131
Warrant and share-based payment reserve	23,860,317	7,717,255
Accumulated other comprehensive income	613,076	2,092,242
Accumulated deficit	(17,746,123)	(10,144,241)
Total shareholders’ equity	268,963,858	104,560,387

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$272,779,533	$109,268,514

Commitments and contingencies (Note 20)
Subsequent events (Note 21)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015
(Unaudited - expressed in Canadian dollars unless otherwise noted)

	Three months ended		Nine months ended
	September 30,		September 30,

	2016	2015	2016	2015

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	$113,541	$58,583	$320,890	$113,285
Depreciation	47,240	2,275	97,266	6,096
Consultants	27,580	206,752	70,713	288,263
Exploration and evaluation	114,460	20,458	177,175	63,515
Investor relations, corporate development and marketing communications	872,761	210,403	2,385,252	327,463
Professional fees	198,757	54,298	455,649	242,182
Salaries and directors fees	306,109	87,604	749,281	174,866
Share-based payments (Note 16(d))	182,654	301,090	4,905,260	999,218
Transfer agent and filing fees	27,742	56,253	119,687	99,252
Travel and accommodation	73,554	48,080	238,430	141,810
Loss before other items	(1,964,398)	(1,045,796)	(9,519,603)	(2,455,950)

Charge related to public company listing	-	-	-	(655,130)
Foreign exchange gain (loss)	1,016,012	(8,570)	882,551	(92,661)
Gain on divestiture of subsidiaries (Note 9)	841,943	-	841,943	-
Gain on debt settlement	2,511	-	3,408	96,114
Marketable securities fair value adjustment (Note 11)	180,294	-	174,996	-
Interest and other expenses	(85,784)	(46,782)	(152,352)	(98,071)
Interest and other income	143,868	-	167,175	2,298

Net income (loss) for the period	$134,446	$(1,101,148)	$(7,601,882)	$(3,203,400)

Other comprehensive (loss) income for the period
Currency translation adjustment	(866,351)	420,322	(1,479,166)	969,510

Total comprehensive loss for the period	$(731,905)	$(680,826)	(9,081,048)	$(2,233,890)

Income (loss) per share
Basic	$0.00	$(0.01)	$(0.02)	$(0.04)
Diluted	$0.00	$(0.01)	$(0.02)	$(0.04)
Weighted average shares outstanding
Basic	521,119,200	99,483,355	404,926,967	73,313,982
Diluted	544,841,428	99,483,355	404,926,967	73,313,982

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(Unaudited - expressed in Canadian dollars unless otherwise noted)

	Nine months ended September 30
	2016	2015
Cash flows from operating activities
Net loss for the period	$(7,601,882)	$(3,203,400)
Adjustments for:
Depreciation	97,266	6,096
Charge related to public company listing	-	655,130
Unrealized foreign exchange (gain) loss	(941,099)	101,562
Gain on divestiture of subsidiaries (Note 9)	(841,943)	-
Marketable securities fair value adjustment (Note 11)	(174,996)	-
Share-based payments (Note 16(d))	4,905,260	999,218
Accrued interest income	(52,610)	-
Accrued interest expense	128,273	93,463
Operating cash flows before movements in working capital	(4,481,731)	(1,347,931)
Changes in non-cash working capital items:
Decrease (increase) in accounts receivable		(146,535)
Increase in prepaid expenditures	(276,966)	(118,371)
Decrease in accounts payables and accrued liabilities	(2,150,452)	(316,001)
Total cash used in operating activities	(6,216,976)	(1,928,838)
Cash flows from investing activities
Equipment purchases	(279,362)	(2,704)
Mineral property expenditures	(2,453,046)	(1,329,386)
Other receivables recovered (incurred)	10,099	(44,893)
Increase (decrease) in deferred acquisition costs	122,913	(182,392)
Cash expended in acquisition
Goldrush transaction costs (Note 4)	(101,515)	-
Clifton transaction costs (Note 5)	(221,975)	-
Pitt Gold transaction costs (Note 6)	(48,434)	-
Cameron Gold transaction costs (Note 7)	(151,386)	-
Tamaka transaction costs (Note 8)	(1,504,341)	-
Coastal Gold transaction costs	-	(2,249,608)
Cash paid in Pitt Gold acquisition (Note 6)	(250,000)	-
Cash acquired in acquisitions	14,243,523	-
Total cash provided by (used in) investing activities	9,366,476	(3,808,983)
Cash flows from financing activities
Issuance of shares for cash in private placement (Note 16(b))	27,000,000	5,024,965
Cash share issuance costs	(150,073)	(546,385)
Release of restricted cash	-	2,723,750
Cash acquired in reverse takeover, net of transaction costs	-	43,278
Proceeds from exercise of warrants and replacement share options	6,291,845	140,755
Repayments of loans payable (Note 14)	(230,989)
Repayment of debenture liability	(307,562)
Proceeds from loans payable issued (Note 14)	-	635,550
Total cash provided by financing activities	32,603,221	8,021,913
Foreign exchange effect on cash	(113,009)	(35,681)
Change in cash and cash equivalents	35,639,712	2,248,411
Cash and cash equivalents, beginning	683,608	39,914

Cash and cash equivalents, ending	$36,323,320	$2,288,325

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015
(Unaudited - expressed in Canadian dollars unless otherwise noted)

						Accumulated
						other
	Number				Share-based	comprehensi-
	of common	Capital	Shares to be	Warrant	payment	ve	Accumulated
	shares	stock	issued	reserve	reserve	income	deficit	Total
Balance as at December 31, 2014	46,083,730	$9,047,179	$2,723,750	$34,481	$239,935	$667,513	$(5,062,184)	$7,650,674
Shares issued from private placement	12,562,412	5,024,965	-	-	-	-	-	5,024,965
Less: issue costs – cash	-	(546,385)	-	-	-	-	-	(546,385)
Less: issue costs – non-cash	-	(105,946)	-	105,946	-	-	-	-
Conversion of subscription receipts	10,895,000	2,723,750	(2,723,750)	-	-	-	-	-
Shares issued on settlement of debt	1,533,185	383,296	-	-	-	-	-	383,296
Shares of Albion upon RTO	2,692,124	673,031	-	-	-	-	-	673,031
Share-based payments (Note 16(d))	-	-	-	-	999,218	-	-	999,218
Shares issued on acquisition of Coastal Gold	27,499,461	14,024,725	-	-	-	-	-	14,024,725
Options issued on acquisition of Coastal Gold	-	-	-	-	265,549	-	-	265,549
Exercise of options	422,500	219,812	-	-	(88,837)	-	-	130,975
Exercise of warrants	24,450	13,932	-	(4,152)	-	-	-	9,780
Loss for the period	-	-	-	-	-	-	(3,203,400)	(3,203,400)
Currency translation adjustment	-	-	-	-	-	969,510	-	969,510
Balance as at September 30, 2015	101,712,862	$31,458,359	$-	$136,275	$1,415,865	$1,637,023	$(8,265,584)	$26,381,938

Balance as at December 31, 2015	293,289,909	$104,895,131	$-	$4,685,609	$3,031,646	$2,092,242	$(10,144,241)	$104,560,387
Shares issued from private placement (Note 16b)	33,750,000	21,673,600	-	5,176,327	-	-	-	26,849,927
Shares issued on settlement of debt	2,117,509	1,921,927	-	-	-	-	-	1,921,927
Shares issued on acquisition of Goldrush (Note 4)	11,950,223	4,780,089	-	-	-	-	-	4,780,089
Shares issued on acquisition of Clifton (Note 5)	48,209,962	19,766,084	-	-	-	-	-	19,766,084
Options issued on acquisition of Clifton (Note 5)	-	-	-	-	528,208	-	-	528,208
Shares issued on acquisition of Pitt Gold (Note 6)	2,535,293	1,749,352	-	-	-	-	-	1,749,352
Shares issued on acquisition of Cameron Gold (Note 7)	32,260,836	25,808,669	-	-	-	-	-	25,808,669
Shares issued on acquisition of Tamaka (Note 8)	92,428,115	69,321,087	-	-	-	-	-	69,321,087
Options issued on acquisition of Tamaka (Note 8)	-	-	-	-	2,928,241	-	-	2,928,241
Warrants issued on acquisition of Tamaka (Note 8)	-	-	-	8,633,830	-	-	-	8,633,830
Exercise of options (Note 16(d))	10,290,871	6,241,421	-	-	(2,949,227)	-	-	3,292,194
Exercise of warrants (Note 16(c))	11,726,634	6,079,228	-	(3,079,577)	-	-	-	2,999,651
Share-based payments (Note 16(d))	-	-	-	-	4,905,260	-	-	4,905,260
Loss for the period	-	-	-	-	-	-	(7,601,882)	(7,601,882)
Currency translation adjustment	-	-	-	-	-	(1,479,166)	-	(1,479,166)
Balance as at September 30, 2016	538,559,352	$262,236,588	$-	$15,416,189	$8,444,128	$613,076	$(17,746,123)	$268,963,858

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

1. NATURE OF OPERATIONS

First Mining Finance Corp. (formerly Albion Petroleum Ltd. (“Albion”)) (the “Company” or “First Mining”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 4, 2005 and completed its initial public offering as a Capital Pool Company (“CPC”) on September 30, 2005. As a CPC, the Company’s only business had been to identify and evaluate businesses or assets with a view of completing a Qualifying Transaction.

On March 30, 2015, the Company completed the acquisition of all of the issued and outstanding shares of a private company, KCP Minerals Inc. (“KCP”) (formerly Sundance Minerals Ltd. (“Sundance”)) through a reverse takeover arrangement (the “RTO”), constituting its Qualifying Transaction under the applicable policies of the TSX Venture Exchange (“TSXV”). Upon completion of the RTO, the shareholders of KCP obtained control of the consolidated entity. Under the purchase method of accounting, KCP was identified as the acquirer, and accordingly the entity is considered to be a continuation of KCP with the net assets of the Company at the date of the RTO deemed to have been acquired by KCP. The 2015 comparative figures in the condensed interim consolidated financial statements include the results of operations of KCP prior to the RTO date of March 30, 2015.

The Company’s principal activity is the acquisition of high-quality mineral assets, and exploration and evaluation of its North American property portfolio. During 2015, the Company acquired Coastal Gold Corp. (“Coastal Gold”) on July 7, 2015, Gold Canyon Resources Inc. (“Gold Canyon”) on November 13, 2015, and PC Gold Inc. (“PC Gold”) on November 16, 2015. In the nine months ended September 30, 2016, the Company completed acquisitions of Goldrush Resources Ltd. (“Goldrush”) on January 7, 2016, Clifton Star Resources Inc. (“Clifton”) on April 8, 2016, the Pitt Gold exploration property from Brionor Resources Inc. (“Brionor”) on April 28, 2016, Cameron Gold Operations Ltd. (”Cameron Gold’’) from Chalice Gold Mines Ltd. (“Chalice”) on June 9, 2016, and Tamaka Gold Corporation (“Tamaka”) on June 16, 2016. On September 26, 2016, the Company completed divestiture of three Mexican silver exploration properties to Silver One Resources Inc. (“Silver One”).

First Mining is a public company listed on the TSXV under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with, International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Except as described in Note 3, the Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2015, which should be read in conjunction with these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have been prepared under the historical cost method, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. The condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company’s Canadian entities. The functional currency of the Company’s material foreign subsidiaries is US dollars.

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

2. BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements were approved by the Board of Directors on November 14, 2016.

3. ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the Company’s annual financial statements, except as described below.

Initial Adoption of Accounting Standards
Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning before or on January 1, 2016. The following new standards, amendments and interpretations that have been adopted for the Company’s current fiscal year have not had a material impact on the Company:

IFRS 10 Consolidated Financial Statements
The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is held in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are held in a subsidiary. The amendments may impact the Company in respect of future sale or contribution of assets with its associates or joint ventures.

Amendments to IAS 1 Presentation of Financial Statements
On December 18, 2014 amendments were made to IAS 1 as part of a major initiative to improve disclosure requirements in IFRS financial statements. The amendments clarify the application of materiality to note disclosure and the presentation of line items in the primary statements provide options on the ordering of financial statements and additional guidance on the presentation of other comprehensive income related to equity accounted investments.

Accounting Standards Issued But Not Yet Applied
The following are accounting standards anticipated to be effective January 1, 2017 or later:

IFRS 9 Financial Instruments
IFRS 9 reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers
The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts, and contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when, revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases
The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in an accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

4. ACQUISITION OF GOLDRUSH RESOURCES LTD.

On January 7, 2016, the Company completed the acquisition of all the outstanding common shares of Goldrush Resources Ltd. (“Goldrush”) on the basis of 0.0714 common shares in the capital of First Mining for each Goldrush share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the ”Goldrush Transaction”). The Goldrush Transaction was conducted by way of a court-approved plan of arrangement, which resulted in Goldrush becoming a wholly-owned subsidiary of First Mining. No replacement options or warrants were required as part of the Goldrush Transaction.

For accounting purposes, the acquisition of Goldrush has been recorded as an asset acquisition as Goldrush is not considered to be a business when applying the guidance within IFRS 3 Business Combinations (“IFRS 3”).

Consideration paid:

Fair value of 11,950,223 common shares issued	$4,780,089
Transaction costs incurred by the Company	101,515
Total consideration paid	$4,881,604

The fair value of identifiable assets acquired and liabilities assumed from Goldrush were as follows:

Cash	$3,446,574
Accounts and other receivables	1,077,817
Prepaid expenditures	22,745
Mineral properties	361,894
Accounts payable and accrued liabilities	(27,426)
Net identifiable assets acquired	$4,881,604

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

5. ACQUISITION OF CLIFTON STAR RESOURCES INC.

On April 8, 2016, the Company completed the acquisition of all the outstanding common shares of Clifton Star Resources Inc. (“Clifton”) on the basis of 1 common share in the capital of First Mining for each Clifton share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the ”Clifton Transaction”). The Clifton Transaction was conducted by way of a court-approved plan of arrangement, which resulted in Clifton becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the acquisition of Clifton has been recorded as an asset acquisition as Clifton is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 48,209,962 common shares issued	$19,766,084
Fair value of options issued by the Company	528,208
Transaction costs incurred by the Company	221,975
Total consideration paid	$20,516,267

The fair value of identifiable assets acquired from Clifton were as follows:

Cash	$10,756,645
Accounts and other receivables	284,806
Prepaid expenditures	17,259
Equipment	60,153
Mineral properties - Duparquet	4,416,780
Mineral properties - Duquesne	4,980,624
Identifiable assets acquired	$20,516,267

Clifton Star has a 100% interest in three properties, the Duquesne, the Joutel, and the Morris properties, and a 10% interest in the Duparquet property. All properties are located within the Abitibi Greenstone Belt in Quebec. Due to the early stage of the Joutel and Morris properties, no amounts have been capitalized to mineral properties as at September 30, 2016.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

6. ACQUISITION OF THE PITT GOLD PROPERTY

On April 28, 2016, the Company completed the acquisition of the Pitt Gold Property from Brionor Resources Inc. (“Brionor”). The aggregate purchase price was $2,047,786, satisfied through the issuance of 2,535,293 First Mining common shares to Brionor as well as $250,000 in cash.

For accounting purposes, the acquisition of the Pitt Gold Property has been recorded as an asset acquisition as the Pitt Gold Property is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 2,535,293 common shares issued	$1,749,352
Cash paid	250,000
Transaction costs incurred by the Company	48,434
Total consideration paid	$2,047,786

The fair value of identifiable assets acquired from Brionor were as follows:

Mineral properties	$2,047,786
Identifiable assets acquired	$2,047,786

7. ACQUISITION OF THE CAMERON GOLD PROJECT

On June 9, 2016, the Company completed the acquisition of Cameron Gold Operations Ltd. (”Cameron Gold”), a wholly-owned subsidiary of Chalice Gold Mines Limited (”Chalice”), which owns the Cameron Gold project located in Ontario, in exchange for 32,260,836 common shares of First Mining (the “Cameron Transaction”). The Cameron Transaction resulted in Cameron Gold Operations Ltd. becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the acquisition of Cameron Gold has been recorded as an asset acquisition as Cameron Gold is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 32,260,836 common shares issued	$25,808,669
Transaction costs incurred by the Company	151,386
Total consideration paid	$25,960,055

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

7. ACQUISITION OF CAMERON GOLD PROJECT (continued)

The fair value of identifiable assets acquired and liabilities assumed from Cameron Gold were as follows:

Accounts and other receivables	$2,632
Equipment	158,231
Mineral properties	25,799,192
Identifiable assets acquired	$25,960,055

8. AMALGAMATION WITH TAMAKA GOLD CORPORATION

On June 16, 2016, the Company completed the acquisition of all the outstanding common shares of Tamaka Gold Corporation (“Tamaka”), a privately held mineral exploration company which owns the Goldlund project located in northwestern Ontario, in exchange for 92,428,115 common shares of First Mining (the “Tamaka Transaction”). The Tamaka Transaction was conducted by way of an amalgamation arrangement, which ultimately resulted in Tamaka becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the amalgamation with Tamaka has been recorded as an asset acquisition as Tamaka is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 92,428,115 common shares issued	$69,321,087
Fair value of options issued by the Company	2,928,241
Fair value of warrants issued by the Company	8,633,830
Transaction costs incurred by the Company	2,643,914
Total consideration paid	$83,527,072

The fair value of identifiable assets acquired and liabilities assumed from Tamaka were as follows:

Cash	$40,304
Accounts and other receivables	991,453
Equipment	77,022
Mineral properties	84,924,613
Accounts payable	(399,949)
Debenture liabilities	(2,106,371)
Net identifiable assets acquired	$83,527,072

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

9. DIVESTITURE OF SUBSIDIARIES

On September 26, 2016, the Company completed its divestiture transaction (the “Silver One Transaction”) with Silver One Resources Inc., an exploration company publicly listed on the TSXV, by selling the Company’s 100% wholly owned subsidiary, KCP Minerals Inc., including its interest in the Peñasco Quemado, the La Frazada and the Pluton mineral properties (collectively, the “Properties”), in exchange for six million common shares of Silver One and a 2.5% net smelter return royalty (“NSR”) on the Properties.

The Silver One Transaction resulted in an unrealized gain of $841,943 based on the $6,360,000 fair value total proceeds received, less the carrying value of the disposed net assets, including the Properties, of $5,518,057. The total proceeds represented 6,000,000 common shares at $1.06 per share, being the closing share price on the day the Silver One Transaction completed. The Company did not assign any value to the NSR as it concluded that the risk-adjusted present value of expected proceeds from these cash streams was likely immaterial given the early stage and operational uncertainty of the Properties. The value of the NSR will be reassessed at least annually or when circumstances dictate.

The divestiture of subsidiaries resulted in a reclassification of approximately $1.0 million in accumulated other comprehensive income, currency translation adjustment, into foreign exchange gain (loss) in the statements of net income (loss).

10. ACCOUNTS AND OTHER RECEIVABLES

Category	September 30,	December 31,
	2016	2015
Current
GST receivables	$885,446	$368,502
Quebec mining tax receivables	61,002	-
Other receivables(1)	418,061	-
Total current accounts and other receivables	$1,364,509	$368,502
Non-current
Nord Prognoz receivable(2)	$655,850	$-
VAT receivable(3)	109,462	138,166
Total non-current accounts and other receivables	$765,312	$138,166

Total accounts and other receivables	$2,129,821	$506,668

(1)

Current other receivables includes a balance of USD$250,000, which represents the consideration for title transfer of the Goldrush West Africa SARL Rima permit, and is expected to complete prior to March 31, 2017.

(2)

The Nord Prognoz receivable relates to USD$500,000 owing from Nord Prognoz Ltd (“Nord Prognoz”), as the residual consideration payable to Goldrush for the sale of its then wholly-owned subsidiary Goldrush Burkina SARL in 2014. The amount is held in escrow and subject to any deductions for certain liabilities that occurred prior to closing the Goldrush Burkina SARL transaction. Terms of the contract specify that the amount owing will be released from escrow on December 31, 2017.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

10. ACCOUNTS AND OTHER RECEIVABLES (continued)

(3)

The Company, through its Mexican subsidiaries, pays value-added tax on the purchases of goods and services at a rate of 16%. The amount paid or payable is recoverable and the Company has been successful in applying for and receiving refunds in the past from the local tax authorities, usually after more than one year. However, there is no guarantee this will continue and, as such, these receivables are recorded as a non-current asset.

11. MARKETABLE SECURITIES

All marketable securities owned by the Company are designated as fair value through profit and loss (“FVTPL”), with changes in fair value recorded through profit or loss.

Security	September 30,	December 31,
	2016	2015
Silver One Resources Inc. (TSX.V: SVE) (Note 9)	$6,540,000	$-
Paget Minerals Corp. (TSX.V: PGS)	3,827	8,830
Total	$6,543,827	$8,830

During the three and nine months ended September 30, 2016, the Company recognized an unrealized gain of $180,294 (2015 – $nil) and $174,996 (2015 – $nil), respectively, related to the fair value adjustments of its marketable securities.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

12. MINERAL PROPERTIES

As at September 30, 2016 and December 31, 2015, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

Balance December 31, 2015	Acquisition	Mineral concessions	Wages and salaries	Surveying, geological consulting and lab	Field supplies and other	Travel and administration	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal of mineral properties	Write-down of mineral properties	Balance Sep 30, 2016
Hope Brook	$ 17,543,366	$ (45,000)	$ 20,000	$ 3,464	$ 17,971	$ 15,112	$ 4,415	$ 60,962	$ -	$ -	$ -	$ -	$ 17,559,328
Springpole	66,249,495	-	256,992	200,149	104,783	291,711	57,720	911,355	-	-	-	-	67,160,850
Pickle Crow	15,176,626	-	82,694	10,636	98,907	6,538	819	199,594	-	-	-	-	15,376,220
Duparquet	-	4,416,780	-	-	6,081	-	1,402	7,483	-	-	-	-	4,424,263
Duquesne	-	4,980,624	463	-	19,059	4,373	2,312	26,207	-	-	-	-	5,006,831
Pitt Gold	-	2,047,786	-	-	10,357	-	141	10,498	-	-	-	-	2,058,284
Cameron Gold	-	25,799,192	3,228	35,081	43,884	14,518	7,623	104,334	-	-	-	-	25,903,526
Goldlund Gold	-	84,924,614	2,692	23,928	24,238	16,805	5,101	72,764	-	-	-	-	84,997,378
Canada Total	$ 98,969,487	$ 122,123,996	$ 366,069	$ 273,258	$ 325,280	$ 349,057	$ 79,533	$ 1,393,197	$ -	$ -	$ -	$ -	$ 222,486,680
Miranda	679,715	-	47,409	20,331	16,070	6,512	9,158	99,480	-	(38,396)	-	-	740,799
Socorro	587,889	-	105,543	8,129	6,943	11,299	7,336	139,250	-	(33,895)	-	-	693,244
San Ricardo	634,908	-	146,431	17,249	17,234	16,705	5,083	202,702	-	(37,925)	-	-	799,685
Peñasco Quemado	2,783,382	-	105,726	6,308	-	-	242	112,276	-	(145,747)	(2,749,911)	-	-
La Frazada	1,891,699	-	1,845	-	-	-	-	1,845	-	(97,947)	(1,795,597)	-	-
Pluton	904,292	-	65,882	906	2,277	885	512	70,462	-	(35,518)	(939,236)	-	-
Others[1]	460,099	-	280,610	6,306	3,985	44	4,128	295,073	(53,018)	(30,583)	-	-	671,571
Mexico Total	$ 7,941,984	$ -	$ 753,446	$ 59,229	$ 46,509	$ 35,445	$ 26,459	$ 921,088	$ (53,018)	$ (420,011)	$ (5,484,744)	$ -	$ 2,905,299
USA	680,860	-	40,977	-	460	-	275	41,712	-	(35,368)	-	-	687,204
Burkina Faso	-	361,894	-	112,230	5,864	22,290	9,681	150,065	-	-	-	-	511,959
Total	$ 107,592,331	$ 122,485,890	$ 1,160,492	$ 444,717	$ 378,113	$ 406,792	$ 115,948	$ 2,506,062	$ (53,018)	$ (455,379)	$ (5,484,744)	$ -	$ 226,591,142

	Balance December 31, 2014	Acquisition	Mineral concessions	Wages and Salaries	Surveying, geological consulting and lab	Field supplies and other	Travel and administration	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal of mineral properties	Write-down of mineral properties	Balance December 31, 2015
Hope Brook	$ -	$ 17,466,287	$ 11,844	$ -	$ 20,323	$ 32,621	$ 12,291	$ 77,079	$ -	$ -	$ -	$ -	$ 17,543,366
Springpole	-	66,170,491	-	34,350	7,611	16,858	20,185	79,004	-	-	-	-	66,249,495
Pickle Crow	-	15,155,418	-	1,263	19,454	491	-	21,208	-	-	-	-	15,176,626
Canada Total	$ -	$ 98,792,196	$ 11,844	$ 35,613	$ 47,388	$ 49,970	$ 32,476	$ 177,291	$ -	$ -	$ -	$ -	$ 98,969,487
Miranda	400,339	-	45,863	20,443	78,376	19,086	20,690	184,458	-	94,918	-	-	679,715
Socorro	308,078	-	103,614	9,787	38,904	33,770	18,009	204,084	-	75,727	-	-	587,889
San Ricardo	337,470	-	113,640	12,273	39,068	49,681	19,202	233,864	(8,830)	72,404	-	-	634,908
Peñasco Quemado	2,052,879	-	305,359	1,340	-	-	330	307,029	-	423,474	-	-	2,783,382
La Frazada	1,580,969	-	1,979	2,203	-	29	1,075	5,286	-	305,444	-	-	1,891,699
Pluton	675,937	-	107,256	894	53	990	122	109,315	-	119,040	-	-	904,292
Others[1]	673,912	-	303,796	21,899	388	1,859	2,665	330,607	(131,817)	153,941	-	(566,544)	460,099
Mexico Total	$ 6,029,584	$ -	$ 981,507	$ 68,839	$ 156,789	$ 105,415	$ 62,093	$ 1,374,643	$ (140,647)	$ 1,244,948	$ -	$ (566,544)	$ 7,941,984
USA	533,877	-	40,730	-	982	-	262	41,974	-	105,009	-	-	680,860
Total	$ 6,563,461	$ 98,792,196	$ 1,034,081	$ 104,452	$ 205,159	$ 155,385	$ 94,831	$ 1,593,908	$ (140,647)	$ 1,349,957	$ -	$ (566,544)	$ 107,592,331

(1)	Other mineral properties as at September 30, 2016 and December 31, 2015 include the Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	September 30,	December 31,
	2016	2015
Accounts payable	$461,589	$2,380,489
Other accrued liabilities	582,005	460,003
Total	$1,043,594	$2,840,492

14. LOANS PAYABLE

During 2013 and 2014, the Company had received cash and issued promissory notes for a total of $549,245 (USD$500,000) to First Majestic Silver Corp. (“First Majestic”), a related party. The promissory notes carry an interest rate of 9% per annum and are repayable 30 days following the date First Majestic demands repayment.

In January 2015, the Company received cash and issued an additional $635,550 (USD$500,000) promissory note to First Majestic, under similar terms.

On July 12, 2016, the Company entered into a debt settlement agreement (the “Agreement”) with First Majestic pursuant to which the Company has agreed to settle all of the outstanding promissory notes owed to First Majestic. Under the terms of the Agreement, the Company issued 820,437 common shares to First Majestic to settle $656,350 (US$500,000) of the principal, and the remaining balance of approximately $925,000 (US$705,000) will be settled in cash in twelve equal monthly installments in accordance with the terms of the Agreement. The first of these payments was made at the end of July 2016, and the final payment will be made at the end of June 2017.

As at September 30, 2016, the total principal outstanding was $491,888 (USD$375,000) and interest of $173,822 has been accrued (December 31, 2015 - $1,384,000 and $176,073, respectively).

15. DEBENTURE LIABILITY

As part of the acquisition of Tamaka on June 16, 2016, the Company assumed $2,139,900 in debenture liability previously held by Tamaka, less $33,529 in transaction costs. The debentures were originally granted on August 15, 2014, December 31, 2014, and December 31, 2015, and bear interest at a rate of 10.0% per annum, payable annually (See Note 20). As at September 30, 2016, $160,500 of accrued interest has been recorded in accounts payable and accrued liabilities. The maturity dates for the debentures are as follows:

–	$2,000,000 due August 15, 2021
–	$38,000 due December 31, 2021
–	$101,900 due December 31, 2022

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

16. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at September 30, 2016: 538,559,352 (December 31, 2015 – 293,289,909).

Preferred shares: nil (December 31, 2015 – nil).

On August 5, 2016, the Company completed a non-brokered private placement financing of 33,750,000 units (“Units) at a price of $0.80 per unit to raise gross proceeds of $27,000,000. Each Unit consists of one common share of the Company and one-half of a common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at $1.10 for a period of 36 months.

Consideration received from the private placement financing is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the share capital was valued at the closing share price of the Company on the completion date of the private placement and the warrant reserve was valued using the Black-Scholes option pricing model.

c) Warrants

The Company’s warrants outstanding as at September 30, 2016 and December 31, 2015 and the changes between are as follows:

	Number	Weighted Average
		Exercise Price
Balance as at December 31, 2015	16,783,906	$0.19
Issued – PC Gold replacement warrants	520,883	0.20
Issued – Tamaka replacement warrants	28,687,018	0.76
Issued – Private placement warrants	16,875,000	1.10
Exercised	(11,726,634)	0.26
Expired	(1,500)	0.40
Balance as at September 30, 2016	51,138,673	$0.79

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

16. SHARE CAPITAL (continued)

c) Warrants (continued)

The following table summarizes information about the warrants outstanding as at September 30, 2016:

Exercise Price Per	Number of	Remaining Life	Expiry Date
Share of Warrants	Warrants	(Years)
	Outstanding
$0.17	5,360,000	1.38	February 15, 2018
$0.20	1,106,875	1.60	May 8, 2018
$0.50	3,406,069	1.55	April 19, 2018
$0.58	645,552	1.71	June 16, 2018
$0.62	422,909	1.71	June 16, 2018
$0.66	162,122	1.71	June 16, 2018
$0.83	15,901,243	1.71	June 16, 2018
$0.99	3,917,048	1.71	June 16, 2018
$0.20	314,240	2.50	April 2, 2019
$1.10	16,875,000	2.85	August 5, 2019
$0.44	3,027,615	4.71	June 16, 2021

The Black-Scholes Pricing Model was used to estimate the fair value of the warrants using the following assumptions:

Issue Date	Expected	Risk Free	Dividend	Expected	Weighted
	Warrant Life	Interest Rate	Yield	Volatility	Average Fair
November 13, 2015	2.26	1.03%	nil	104.56%	$0.27
November 16, 2015 (1)	2.48	1.03%	nil	104.37%	$0.29
November 16, 2015 (2)	3.38	1.03%	nil	98.80%	$0.30
June 16, 2016(3)	1.84	1.00%	nil	70.70%	$0.38
June 16, 2016(3)	2.00	1.00%	nil	68.92%	$0.26
June 16, 2016(3)	5.00	1.38%	nil	71.39%	$0.52
August 5, 2016	3.00	1.15%	nil	71.39%	$0.53

(1)

Originally issued by Gold Canyon. Following the acquisition of Gold Canyon, the warrants were replaced with First Mining warrants using the transaction share exchange ratio. These warrants have an expiry date of February 15, 2018 in accordance with the Arrangement Agreement.

(2)

Originally issued by PC Gold. Following the acquisition of PC Gold, the warrants were replaced with First Mining warrants using the transaction share exchange ratio. These warrants have various expiry dates in accordance with the Arrangement Agreement.

(3)

Originally issued by Tamaka. Following the acquisition of Tamaka, the warrants were replaced with First Mining warrants using the transaction share exchange ratio. These warrants have various expiry dates in accordance with the Amalgamation Agreement.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

16. SHARE CAPITAL (continued)

d) Share Options

The Company has adopted a share option plan that allows for the issuance of up to 10% of the issued and outstanding shares as incentive share options to Directors, Officers, employees and certain consultants of the Company. Share options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSXV regulations.

The Company’s share options outstanding as at September 30, 2016 and December 31, 2015 and the changes between are as follows:

	Number	Weighted Average
		Exercise Price
Balance as at December 31, 2015	13,616,504	$0.39
Issued – April 8, 2016 (Replacement Clifton options)	4,150,000	0.95
Issued – June 16, 2016	10,770,000	0.75
Issued – June 16, 2016 (Replacement Tamaka options)	7,517,779	0.44
Issued – September 6, 2016	250,000	0.91
Options exercised	(10,290,871)	0.32
Balance as at September 30, 2016	26,013,412	$0.67

The total share-based payment expense recorded during the three and nine months ended September 30, 2016 were $182,654 and $4,905,260 (2015 – $301,090 and $999,218), respectively.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

16. SHARE CAPITAL (continued)

d) Share Options (continued)

The following table summarizes information about the share options outstanding as at September 30, 2016:

Exercise Price	Number of	Weighted Average	Weighted	Number of	Expiry Date
Per Share of	Options	Remaining Life	Exercise Price	Options
Options	Outstanding	(Years) Options	of Options	Exercisable
$0.O 18-$2.18(1)	1,625,000	0.12	$0.76	1,625,000	November 13, 2016
$0.20-$1.13(2)	372,795	0.13	$0.72	372,795	November 16, 2016
$0.44-$0.66(4)	3,575,617	0.71	$0.44	3,575,617	June 16, 2017
$0.15-$2.50(3)	3,750,000	1.52	$1.04	3,750,000	April 8, 2018
$0.40	2,400,000	3.50	$0.40	2,400,000	March 30, 2020
$0.40	980,000	3.82	$0.40	980,000	July 27, 2020
$0.40	100,000	3.95	$0.40	100,000	September 9, 2020
$0.47	200,000	4.08	$0.47	160,000	October 27, 2020
$0.40	1,990,000	4.25	$0.40	1,970,000	December 30, 2020
$0.75	10,770,000	4.71	$0.75	10,560,000	June 16, 2021
$0.91	250,000	4.94	$0.91	250,000	September 6, 2021

The Black-Scholes Pricing Model was used to estimate the fair value of the share options using the following assumptions:

Issue Date	Expected	Risk Free	Dividend	Expected	Weighted
	Option Life	Interest	Yield	Volatility	Average Fair
March 30, 2015	5.00	1.38%	nil	87.67%	$0.27
July 27, 2015	5.00	1.50%	nil	89.69%	$0.28
September 9, 2015	5.00	1.50%	nil	91.96%	$0.28
October 27, 2015	5.00	1.50%	nil	91.28%	$0.33
November 13, 3	1.00	0.85%	nil	104.56%	$0.18
November (1) 16,	1.00	0.85%	nil	104.56%	$0.21
December (2) 30, 2015	5.00	1.50%	nil	90.79%	$0.12
April 8, 2016(3)	2.00	1.00%	nil	66.68%	$0.13
June 16, 2016	5.00	1.38%	nil	71.40%	$0.44
June 16, 2016(4)	1.00	0.85%	nil	87.24%	$0.39
September 6, 2016	5.00	1.38%	nil	70.63%	$0.53

(1)

Originally issued by Gold Canyon with various exercise prices and expiry dates. Following the acquisition of Gold Canyon the share options were replaced with First Mining share options using the transaction share exchange ratio. These options have an expiry date of November 13, 2016, being one year after the transaction, in accordance with First Mining’s share option plan.

(2)

Originally issued by PC Gold with various exercise prices and expiry dates. Following the acquisition of PC Gold the share options were replaced with First Mining share options using the transaction share exchange ratio. These options have an expiry date of November 16, 2016, being one year after the transaction, in accordance with First Mining’s share option plan.

(3)

Originally issued by Clifton with various exercise prices and expiry dates. Following the acquisition of Clifton the share options were replaced with First Mining share options using the transaction share exchange ratio. These options have an expiry date of April 8, 2018, being two years after the transaction, in accordance with First Mining’s share option plan.

(4)

Originally issued by Tamaka with various exercise prices and expiry dates. Following the acquisition of Tamaka the share options were replaced with First Mining share options using the transaction share exchange ratio. These options have an expiry date of June 16, 2017, being one year after the transaction, in accordance with First Mining’s share option plan.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

17. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration and retention of mineral property assets. Geographic segment information of the Company’s non-current assets as at September 30, 2016 and December 31, 2015 are as follows:

Non-current assets	September 30, 2016	December 31, 2015
Canada	$223,802,709	$99,242,994
Mexico	3,015,522	8,070,208
USA	687,204	680,860
Burkina Faso	511,960	-
Total	$228,017,395	$107,994,062

18. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them. The Company incurred the following expenditures during the three and nine months ended September 30, 2016 and 2015:

Service or Item	Three months ended		Nine months ended September
	2016	2015	2016	2015
Administration and office	$67,481	$29,217	$148,604	$72,450
Total	$67,481	$29,217	$148,604	$72,450

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with two Directors in common, which provides office space and administrative services to the Company.

As at September 30, 2016, included in accounts payable is an amount of $19,675 (December 31, 2015 - $40,492) due to the Chief Executive Officer. Included in current liabilities is an amount of $665,710 (December 31, 2015 - $1,560,073) due to First Majestic relating to promissory notes payable (Note 14), as well as $nil due to First Majestic for administration and office expenses (December 31, 2015 - $15,000).

Key Management Compensation

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the three and nine months ended September 30, 2016 and 2015 are as follows:

Service or Item	Three months ended September		Nine months ended September
	2016	2015	2016	2015
Directors’ fees	$56,000	$-	$56,000	$-
Salaries	183,896	96,894	502,722	252,998
Share-based payments	182,654	97,423	4,276,964	795,551
Total	$422,550	$194,317	$4,835,686	$1,048,549

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

19. SUPPLEMENTAL CASH FLOW INFORMATION

During the nine months ended September 30, 2016, significant non-cash investing and financing transactions were as follows:

•	11,950,223 shares issued as part of the acquisition of Goldrush (Note 4);
•	48,209,962 shares issued as part of the acquisition of Clifton (Note 5);
•	2,535,293 shares issued as part of the acquisition of the Pitt Gold Property (Note 6);
•	32,260,836 shares issued as part of the acquisition of Cameron Gold (Note 7);
•	92,428,115 shares issued as part of the acquisition of Tamaka (Note 8);
•	Issued 323,076 shares for the settlement of $126,000 accounts payable previously held by PC Gold;
•	Issued 973,996 shares for the settlement of $1,139,575 Tamaka transaction costs;
•	Issued 820,437 shares for the settlement of $656,352 debt owed to First Majestic; and
•	Paid or accrued $nil for income taxes.

During the nine months ended September 30, 2015, significant non-cash investing and financing transactions were as follows:

•	10,895,000 subscription receipts were converted into common shares with a value of $2,723,750;
•	Issued 1,533,185 shares for settlement of $383,296 in debt;
•	2,692,124 shares issued as part of the RTO transaction with Albion and Sundance;
•	27,499,461 shares issued as part of the acquisition of Coastal Gold;
•	Paid or accrued $nil for income taxes.

20. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has commitments in respect of office rent, equipment leases, and repayments of promissory notes and debenture liabilities as follows:

	Expected payments due by period as at September 30, 2016
	1 year	2 – 3	4 – 5 years	After 5
		years		years
Office premises (PC Gold acquisition)	$67,947	$62,284	$-	$-
Equipment leases (Gold Canyon acquisition)	32,242	-	-	-
Repayments:
First Majestic Silver Corp. – promissory notes	693,931	-	-	-
Kesselrun Resources Ltd. – debenture liabilities	213,990	427,980	2,427,980	164,080
Total	$1,008,110	$490,264	$2,427,980	$164,080

The Company has a sub-lease agreement for the use of office premises in Toronto, Ontario, for $4,000 per month until October 30, 2018. The total sub-lease payments committed is $48,000 for the first year from September 30, 2016, and $52,000 for the remainder of the agreement.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian dollars unless otherwise noted)

20. COMMITMENTS AND CONTINGENCY (continued)

CONTINGENCIES

On June 16, 2016, the Company acquired the business and assets of Tamaka as a result of an amalgamation between Tamaka and a wholly owned subsidiary of the Company. Tamaka was party to three debentures with an aggregate principal amount of approximately $2.1 million, payable to Kesselrun Resources Ltd. (TSXV: KES) (the "Debentures") which debentures remain outstanding and are liabilities of a subsidiary of the Company. Kesselrun has commenced an action before the Ontario Superior Court alleging that the debentures were required to be converted into common shares of the Company as a result of the amalgamation transaction with Tamaka and seeking an order for, among other things, the issuance to Kesselrun of shares of First Mining or, in the alternative, damages. The Company disagrees with this position and takes the position that the Debentures have not been converted and remain outstanding.

The Company has engaged legal counsel and at this time cannot definitively predict the outcome of this dispute, however, the maximum conversion would approximate $4.7 million in common shares as at September 30, 2016.

21. SUBSEQUENT EVENTS

Exercise of Share Options

Subsequent to September 30, 2016, a total of 507,810 options of the Company were exercised for gross proceeds of $233,608.